Registration No. _________
                                 No. __________


                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                      WHICH IS CURRENTLY ISSUING SECURITIES
         PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940


               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-2

                         (Name of Unit Investment Trust)

                 1150 South Olive Street, Los Angeles, CA 90015
                   (Address of Principal Office of Registrant)


        Issuer of periodic payment plan certificates only for purposes of information provided herein.


                           Dated September 8, 1998

                                                       - 12 -
I        I.       ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.


                           The trust is the Transamerica Occidental Life Separate Account VUL-2 (the "Separate Account"). The Separate Account is a separate investment account of Transamerica Occidental Life Insurance Company (the "Company") and has no employer identification number.


(b) Furnish title of each class or series of securities issued by the trust.


                           The securities are individual modified single payment variable life insurance contracts (the "Contracts").


         2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles,
                  California  90015
                  FEIN: 95-1060502

         3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  The Company will hold, in its own custody, all of the securities.

         4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.


                  Distribution of the Contracts has not yet commenced. When distribution commences, the principal underwriter will be:


Transamerica Securities Sales Corporation, 1150 South Olive Street, Los Angeles, California 90015 FEIN: 95-4044525

         5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  California.

         6. (a) Furnish the dates of execution and termination of agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                           The Separate Account was established under California
                           law  pursuant  to  a  resolution   of  the  Board  of
                           Directors of the Company on June 11, 1996.

                  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           None.

         7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Separate Account has never been changed.

         8. State the date on which the fiscal year of the trust ends.

                  December 31.

         Material Litigation

                    9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceedings which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no current or pending legal or administrative proceedings to which Separate Account, the Company, or principal underwriter, Transamerica Securities Sales Corporation, is a party, which are material with respect to the security holders of the Separate Account.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST


                  Except for terms defined in this Form N-8B-2, terms used in this Form N-8B-2 have the same meaning as such terms are defined in the prospectus (the "Prospectus") filed with the Securities and Exchange Commission ("SEC") on _______________by Transamerica Occidental Life Separate Account as part of a Registration Statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement"), describing the Contracts.


                    General Information Concerning the Securities of the Trust and the Rights of Holders.

         10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.

        (a) Whether the securities are of the registered or bearer type.


                           The Contracts are modified single payment variable life insurance contracts and, as such, are "registered" in the name of the owner of a Contract (the "Contract Owner") and the records concerning the Contract Owner are maintained by or on behalf of the Company.

                  (b) Whether the securities are of the cumulative or distributive type. The Contracts are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Contract Value by a Contract Owner, or in connection with the payment of death benefits.


                  (c) The rights of security holders with respect to partial withdrawal or redemption.


                    A Contract may be surrendered at any time, subject to the possible imposition of a surrender charge. See Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

                           Partial withdrawals in a minimum amount of $1,000 may be made from the Contract Value at any time upon written request filed at the Company's Variable Life Service Center.
                             A   surrender   charge  may  apply  to  the  amount
                           withdrawn. Currently, we do not impose a transaction fee for partial withdrawals. We reserve the right to impose a withdrawal transaction fee of 2.0% of the amount withdrawn, not to exceed $25. See Item 13(a) "Charges on Partial Withdrawal" and Item 17(a) "Partial Withdrawal."


                  (d) The rights of security holders with respect to conversion, transfer, partial-redemption, and similar matters.


                           TRANSFER - The Contracts permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding mutual fund investment portfolio ("portfolio"). Subject to the consent of the Company, the Contract Owner may transfer amounts among all of the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions, but at no time may have allocations in more than 20 sub-accounts.

                           CONVERSION PRIVILEGE - During the first 24 Contract months after the date of issue, subject to certain restrictions, the Contract Owner may convert the Contract to a fixed Contract by transferring all Contract Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account.


                           FREE LOOK PRIVILEGE -

                           The Contract provides for a free look period under the Right to Cancel provision. The Contract Owner has the right to examine and cancel the Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as
                           required  in  by  state  law)  after   receiving  the
                           Contract.

                           If the Contract provides for a full refund under its "Right to Cancel" provision as required by state law, the refund will be the entire payment. If the Contract does not provide for a full refund, the refund amount will be (1) amounts allocated to the Fixed Account; PLUS, (2) the Contract Value in the sub-accounts; PLUS, (3) all fees, charges and taxes which have been imposed.

                           We may delay a refund of any payment made by check until the check has cleared the Contract Owner's bank. The refund will be determined as of the Valuation Date that the Contract is received at our Variable Life Service Center.

                           The Contract Owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).


                  (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreements with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.


                           CONTRACT LAPSE AND REINSTATEMENT - If the Guaranteed Death Benefit Rider is not in effect on your Contract, the Contract will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions due. If the Contract lapses, you will have a 62-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Contract will terminate without value.

                           If the Guaranteed Death Benefit Rider is in effect on your Contract, the Contract will not lapse. If the Guaranteed Death Benefit Rider is terminated, however, your Contract may then lapse.

                           Additionally, whether the Guaranteed Death Benefit Rider is or is not in effect on the Contract, if the outstanding loan at any time exceeds the Contract Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 62-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Contract will terminate without value.

                           If the Guaranteed Death Benefit Rider is in effect on the Contract, the Guaranteed Death Benefit Rider will terminate if the loan is foreclosed. Once terminated, the Guaranteed Death Benefit Rider may not be reinstated.

                           Within limits, the Contract may be reinstated within three years from the date of default if it lapses or the outstanding loan is foreclosed.



                           GUARANTEED DEATH BENEFIT - If the Contract Owner pays 100% of the guideline single premium for the Contract, this rider will be added to the Contract without additional charge. If the rider is in effect, the Contract will not lapse through the final payment date. After the final payment date, if the rider is in effect and is not subsequently terminated, the rider provides that the death benefit after the final payment date is the GREATER of (1) the face amount as of the final payment date or (2) 101% of the Contract Value as of the date due proof of death is received by the Company. The rider may terminate under certain circumstances and, once terminated, may not be reinstated. The rider may not be available in all juridictions.



                   (f) The substance of the provisions of any indenture or agreements with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.


                           We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Contract Owners with Contract Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Contracts.

                           We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Contracts.

                           We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the portfolio. This number is the quotient of (1) each Contract Owner's Contract Value in the sub-account; divided by (2) the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

                           We may disregard voting instructions Contract Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Contract Owners.


                  (g) Whether security holders must be given notice of any changes in:

                           (1)      the composition of the assets of the trust.


                                    We  reserve  the right,  subject to law,  to
                                    make  additions  to,   deletions   from,  or
                                    substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if (1) the shares of the portfolio are no longer available for investment; or
                                    (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                                    Where the 1940 Act or other law requires, we
                                    will not substitute any shares  respecting a
                                    Contract  interest in a sub-account  without
                                    notice to Contract Owners and prior approval
                                    of the SEC and state insurance  authorities.
                                    The Separate Account may, as the law allows,
                                    purchase   other    securities   for   other
                                    contracts or allow a conversion between contracts on a Contract Owner's request.

                                    We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                                    Shares of the portfolios are issued to other
                                    separate  accounts of  Transamerica  and its
                                    affiliates   that  fund   variable   annuity
                                    contracts and that fund other  variable life
                                    policies  ("mixed  funding").  Shares of the
                                    portfolios   are   also   issued   to  other
                                    unaffiliated  insurance  companies  ("shared
                                    funding").  It is  conceivable  that  in the
                                    future such mixed funding or shared  funding
                                    may be  disadvantageous  for  variable  life
                                    Contract  and  Policy   Owners  or  variable
                                    annuity Policy Owners. Transamerica does not
                                    believe  that  mixed  funding  is  currently
                                    disadvantageous   to  either  variable  life
                                    insurance Contract and Policy Owners or variable annuity Policy Owners. Transamerica will monitor events to identify any material conflicts among Contract and Policy Owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                                    We may  change  the  Contract  to  reflect a
                                    substitution or other change and will notify
                                    Contract  Owners of the  change.  Subject to
                                    any  approvals  the  law  may  require,  the
                                    Separate  Account or any sub-accounts may be
                                    (1) operated as a management  company  under
                                    the 1940  Act;  (2)  deregistered  under the
                                    1940  Act  if   registration  is  no  longer
                                    required;   or  (3)   combined   with  other
                                    sub-accounts or our other separate accounts.



                           (2) the terms and conditions of the securities issued
by the trust.


                                    No change in the terms and conditions of the
                                    Contracts  that affect the Contract  Owner's
                                    rights  will  be  made  without   notice  to
                                    Contract Owners to the extent required by law.


                           (3) the  provisions  of any indenture or agreement of
the trust.


                                    No notice to or consent from Contract Owners
                                    is required for any change in the  Company's
                                    resolution    establishing    the   Separate
                                    Account.


                           (4)  the  identity  of  the  depositor,   trustee  or
custodian.

                                    The depositor of the Separate Account cannot
be changed.

                                    The Separate Account has no Trustees.


                                    Notice to Contract  Owners need not be given
for the custodian to be changed.


                  (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                           (1)      the composition of the assets of the trust.


                                    The Contracts do not require consent of the Contract Owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.


                           (2) the terms and conditions of the securities issued
by the trust.


                                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Contract cannot be changed without the consent of the Contract Owner.


                           (3) the  provisions  of any indenture or agreement of
the trust.

                                    No consent is required.

                           (4)  the  identity  of  the  depositor,   trustee  or
custodian.

                                    The depositor of the Separate Account cannot
be changed.

                                    The Separate  Account has no Trustees and no
custodian.

                  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           (1)      Payments - See Items 14 and 15.


                           (2) DEATH BENEFIT - If the Contract is in force on the Insured's death, we will, with due proof of death, pay the net death benefit to the named beneficiary. For Second-to-Die Contracts, the net death benefit is payable on the death of the last surviving Insured. There is no death benefit payable on the death of the first Insured to die. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. The beneficiary may receive the net death benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract Owner. The net death benefit is the amount of the death benefit reduced by certain amounts, as described below. The amount of the death benefit in some instances depends on whether the Guaranteed Death Benefit Rider is in effect on the Contract at the time of the Insured's death.

                           GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL JURISDICTIONS) - If at the time of issue the Contract Owner has made payments equal to 100% of the guideline single premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge. The Contract will not lapse while the Guaranteed Death Benefit Rider is in force. The Guaranteed Death Benefit Rider will terminate (AND MAY NOT BE REINSTATED) on the first to occur of (1) foreclosure of the outstanding loan; (2) any Contract change that results in a negative guideline level premium; (3) a request for a partial withdrawal or a loan after the final payment date; or (4) written request by the Contract Owner to terminate the Rider.

                           DEATH BENEFIT AND NET DEATH BENEFIT - Through the final payment date, the death benefit is equal to the GREATER of the(1) face amount or (2) guideline minimum sum insured.

                           Through the final payment date, the net death benefit is (1) the death benefit MINUS (2) any outstanding loan, rider charges and monthly deductions due and unpaid through the Contract month in which the
                           Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.

                           If the Guaranteed Death Benefit Rider is in effect on the final payment date, and is not subsequently terminated, then the death benefit after the final payment date is the GREATER of (1) the face amount on the final payment date; or (2) 101% of the Contract Value as of the date due proof of death is received by us.

                           The net death benefit after the final payment date if the Guaranteed Death Benefit Rider is in effect is
                           (1) the death benefit MINUS (2) any outstanding loan, through the month in which the Insured dies.

                           If the Guaranteed Death Benefit Rider is NOT in effect, then the death benefit after the final payment date is 101% of the Contract Value as of the date due proof of death is received by us.

                           The net death benefit after the final payment date if the Guaranteed Death Benefit Rider is NOT in effect is (1) the death benefit MINUS (2) any outstanding loan, through the month in which the Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.

                           GUIDELINE MINIMUM SUM INSURED - The guideline minimum sum insured is a percentage of the Contract Value as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE. The guideline minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance contract and that the insurance proceeds generally will be excluded from the gross income of the beneficiary.

                    (3) Calculation of Contract Value - See Items 44(a), 44(c), and 46(a).
                                    -----------------------------   ---


                           (4)      Loan Provisions.  See Item 21.


                           (5) PAYMENT OPTIONS - The net death benefit payable may be paid in a single sum or under one or more of the benefit payment options then offered by the Company. Benefit payment options are paid from the General Account and are not based on the investment experience of the Separate Account. These benefit payment options also are available at the maturity date or if the Contract is surrendered. If no election is made, we will pay the net death benefit in a single sum.




                           (6) Optional Insurance Benefits - Subject to certain requirements, one or more of the following additional insurance benefits may be added by rider(1) Option for Accelerated Death Benefits (Living Benefits Rider), (2) 1035 Exchange Rider; and (3) Guaranteed
                                    Death  Benefit  Rider.  There is not  charge
                                    currently  for  any  of  these  riders.  All
                                    riders   may   not  be   available   in  all
                                    jurisdictions


         Information Concerning the Securities Underlying the Trust's Securities

         11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.


                  The Contracts permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the Separate Account. Twenty-four investment divisions ("sub-accounts") are currently offered under the Contracts. Each sub-account invests exclusively in a corresponding portfolio. The portfolios are open-end management investment companies or portfolios of series, open-end management companies. Each of the portfolios operates pursuant to different investment objectives, which are summarized below:

                  The Capital Appreciation Portfolio of AIM Variable Insurance Funds, Inc. seeks capital appreciation through investments in commons stocks, with emphasis on medium-sized and smaller emerging growth companies. The Adviser will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. As a result of this policy, the market prices of many of the securities purchased and held by the Portfolio may fluctuate widely. Any income received from securities held by the Portfolio will be incidental, and an investor should not consider a purchase of shares of the Portfolio as equivalent to a complete investment program. The Portfolio is primarily comprised of securities for two basic categories of companies:
                  (1) "core" companies, which the Adviser considers to have experienced above-average and consistent long-term growth in earnings and to have excellent prospects for outstanding future growth, and (2) "earning acceleration" companies which the Adviser believes are currently enjoying a dramatic increase in profits.

                  The Growth & Income Portfolio of AIM Variable Insurance Funds, Inc. seeks growth of capital, with current income as a secondary objective. Although the amount of the Portfolio's current income will vary from time to time, it is anticipated that the current income realized by the Portfolio will generally be greater than that realized by mutual funds whose sole objective is growth of capital. The Portfolio seeks to achieve its objective by generally investing at least 65% of its net assets in stocks of companies believed by management to have the potential for above average growth in revenues and earnings. The Portfolio generally will also invest at least 80% if its net assets in securities which pay income to the Portfolio.

                  The International Equity Portfolio of AIM Variable Insurance Funds, Inc. seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities the issuers of which are considered by the Adviser to have strong earnings momentum. Any income realized by the Portfolio will be incidental and will not be an important criterion in the selection of portfolio securities. In managing the Portfolio, the Adviser seeks to apply to a diversified portfolio of international equity securities judged by the Adviser to be under-valued relative to the current or projected earnings of the companies issuing the securities, or relative to current market value of assets owned by the companies issuing the securities or relative to the equities market generally. The Portfolio will utilize to the extent practicable a fully managed investment policy providing for the selection of securities which meet certain quantitative standards determined by the Adviser. The Adviser will review carefully the earnings history and prospects for growth of each company considered for investment by the
                  Portfolio. It is expected that the Portfolio, when fully invested, will generally be comprised of two basic categories of foreign companies: (1) "core" companies, which the Adviser considers to have experienced consistent long-term growth in earnings and to have strong prospects for outstanding future growth, and (2) companies that the Adviser believes are currently experiencing a greater than anticipated increase in earnings. if a particular foreign company meets the quantitative standards determined by the Adviser, its securities may be acquired by the Portfolio regardless of the location of the company or the percentage of the Portfolio's Investments in the company's country or region. However, the Adviser will also consider other factors in making investment decisions for the Portfolio, including such factors as the prospects for relative economic growth among countries or regions, economic and political conditions, currency exchange fluctuations, tax considerations and the liquidity of a particular security.

                  The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. The Adviser will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

                  The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc. seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

                  The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc. seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

                  The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

                  The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which the Adviser believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

                  The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

                  The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

                  The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The investment policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

                  The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets.
                  Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

                  The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

                  The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in a
                  diversified   portfolio  of  U.S.   government   and  agencies
                  securities, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

                  The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

                  The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc. seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

                  The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

                  The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

                  The Aggressive Growth Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize long-term growth. The Portfolio generally invests at least 90% of its total assets in a non-diversified portfolio of domestic equity securities of any size, which may include securities of larger more established companies and/or smaller emerging companies selected by the Sub-Adviser for their growth potential resulting from growing franchises protected by high barriers to competition. The Portfolio may invest to a lesser degree in common stocks of foreign issuers and in other types of domestic and foreign securities, including preferred stocks, warrants, convertible securities and debt securities. While the Portfolio will generally be fully invested, should the Sub-Adviser determine that market conditions warrant, the Portfolio may invest without limit in cash and cash equivalents for temporary defensive purposes. The Portfolio is constructed one stock at a time. Although themes may emerge in the Portfolio, securities are generally selected without regard to any defined industry sector or other similarly defined selection procedure. Each company passes through a research process and stands on its own merits as a viable investment in the Sub-Adviser's opinion.

                  The Balanced Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to achieve long-term capital growth and current income with a secondary objective of capital preservation, by balancing investments among stocks, bonds, and cash (or cash equivalents). The Portfolio invests in a diversified selection of common stocks, bonds, and money market instruments and other short-term debt securities. The Portfolio attempts to achieve reasonable asset appreciation during favorable market conditions and conservation of principal in adverse times. The proportion of investments in bonds and stocks will be adjusted according to business and investment conditions. In general, common stocks represent 60% to 70% of the Portfolio's total assets, with the remaining 30% to 40% of the Portfolio's assets primarily invested in investment grade bonds and cash and cash equivalents. The Portfolio holds common stocks primarily to provide long-term growth of capital. The stocks in the Portfolio are generally growth companies that are considered to be premier companies and under-valued in the stock market. The fixed income portion of the Portfolio is invested in a diversified selection of corporate and U.S. government bonds and mortgage-backed securities. The fixed income assets are normally at least 65% high quality, investment grade bonds with maturities between 5 and 30 years. Non-investment grade bonds held in the fixed income portion of the Portfolio will be less than 20% of the Portfolio's total net assets. The Portfolio may also hold certain short-term fixed income securities. The Portfolio may buy foreign securities and other instruments if they meet the same criteria described above for the Portfolio's investments in general. As much as 20% of the Portfolio's assets may be invested in foreign securities.

                  The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The Growth Portfolio invests primarily in common stocks of growth companies that are considered by the Sub-Adviser to be premier companies. In the Sub-Adviser's view, characteristics of premier companies include one or more of the following: dominant market share; leading brand recognition; proprietary products or technology; low-cost production capability; and excellent management with shareholder orientation. The Sub-Adviser of the Portfolio believes in long-term investing and places great emphasis on the sustainability of the above competitive advantages. Unless market conditions indicate otherwise, the Sub-Adviser also tries to keep the Portfolio fully invested in equity-type securities and does not try to time stock market movements. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with remaining maturities of 13 months or less, including: obligations issued or guaranteed by the U. S. and foreign governments and their agencies and instrumentalities; obligations of U. S. and foreign banks, or their foreign branches, and U. S. savings banks; short-term corporate obligations, including commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

                  The Small Company Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize long-term growth. It invests primarily in a diversified portfolio of domestic common stocks. Under normal market conditions, at least 65% of the Portfolio will be invested in companies with smaller market capitalizations (generally, under $1 billion) or annual revenues of no more than $1 billion. The companies in which the Portfolio invests are those that the Sub-Adviser believes to have the potential for significant long-term capital appreciation. The Portfolio primarily invests in domestic common stocks of small companies selected by the Sub-Adviser. The Portfolio may invest to a lesser degree in other types of domestic and foreign securities, including preferred stocks, warrants, convertible securities and debt securities. Although the Portfolio is authorized to invest without limitation in foreign equity and debt securities, the Sub-Adviser currently does not intend to invest in foreign securities. The Sub-Adviser tries to keep the Portfolio fully invested. However, when the Sub-Adviser determines that market conditions warrant, the Portfolio may invest without limitation in cash and cash equivalents for temporary defensive purposes.

                  The Value Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize capital appreciation. The Portfolio is a diversified Portfolio that invests primarily in securities of companies that the Sub-Adviser believes are "under-valued" relative to the intrinsic or private market value of the firm. The securities in the Portfolio may include common and preferred stocks, warrants, convertible securities, corporate and high-yield debt, and other securities that the Sub-Adviser believes are attractively priced. The Portfolio has no pre-set limit as to the percentage of the portfolio which may be invested in equity securities, debt securities, or cash equivalents. Although the Portfolio may invest in securities from any size issuer, the Portfolio will generally invest in securities of issuers with market capitalizations in excess of $500 million. Debt securities in which the Portfolio invests (such as corporate and U.S. government bonds, debentures and notes) may or may not be rated by rating agencies and, if rated, such rating may range from the very highest to the very lowest. Lower rated debt securities in which the Portfolio expects to invest are commonly referred to as "junk bonds." The Portfolio is limited to 35% of total assets for junk bonds and other non-investment grade debt securities. The Portfolio seeks to invest in debt instruments that are available at prices less than their intrinsic value. The Sub-Adviser tries to keep the Portfolio fully invested. However, when the Sub-Adviser determines that market conditions warrant, the Portfolio may invest without limit in cash and cash equivalents for temporary defensive purposes.




         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish information for each such company:

                  (a)      Name of Company.

The sub-accounts of the Separate Account invest in a number of corresponding portfolios managed by a number of investment advisers.

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
(a)                                   (b)          (c)                         (d)                     (e)
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Name of Company                       Depositor    Custodian                   Underwriter             Period during which
                                                                                                       securities of such
                                                                                                       companies have been
                                                                                                       the underlying
                                                                                                       securities
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Capital Appreciation Portfolio of     None         State Street Bank and       AIM Distributors,       None
AIM Variable Insurance                             Trust Company, 225          P.O. Box 4739,
                                                   Franklin Street, Boston,    Houston, Texas  77210
                                                   MA  02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Growth & Income Portfolio of AIM      None         State Street Bank and       AIM Distributors,       None
Variable Insurance                                 Trust Company, 225          P.O. Box 4739,
                                                   Franklin Street, Boston,    Houston, Texas  77210
                                                   MA  02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

International Equity Portfolio of     None         State Street Bank and       AIM Distributors,       None
AIM Variable Insurance                             Trust Company, 225          P.O. Box 4739,
                                                   Franklin Street, Boston,    Houston, Texas  77210
                                                   MA  02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Growth Series of  MFS        None         Investors Bank and Trust    MFS Fund                None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Research Series of MFS Variable       None         Investors Bank and Trust     MFS Fund               None
Insurance Trust                                    Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth with Income Series of MFS      None         Investors Bank and Trust     MFS Fund               None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
                                      None                                     Morgan Stanley & Co.,   None
Fixed Income Portfolio of Morgan                   Chase Global Funds          Inc. 1221 Avenue of
Stanley Universal Funds, Inc.                      Services Company, 73        the Americas, New
                                                   Tremont Street, Boston,     York, NY 10020
                                                   MA 02108


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
High Yield Portfolio of Morgan        None          Chase Global Funds         Morgan Stanley & Co.,   None
Stanley Universal Funds, Inc.                      Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
International Magnum Portfolio of     None          Chase Global Funds         Morgan Stanley & Co.,   None
Morgan Stanley Universal Funds, Inc.               Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Premier Growth Portfolio of           None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth and Income Portfolio of        None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Income and Growth Portfolio of The    None         Custodial Trust Co.         Fred Alger & Co., Inc.  None
Alger American Fund                                245 Park Avenue             30 Montgomery Street
                                                   New York, NY 10167          Jersey City, NJ 07302
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Worldwide Growth Portfolio of Janus   None         State Street Bank and       None                    None
Aspen Series                                       Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Balanced Portfolio of Janus Aspen     None         State Street Bank and       None                    None
Series                                             Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of OCC            None         State Street Bank and       OCC Distributors        None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Managed Portfolio of OCC              None         State Street Bank and        OCC Distributors       None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of Dreyfus        None         Mellon Bank, N.A.           Premier Mutual Fund     None
Variable Investment Fund                           One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Capital Appreciation Portfolio of     None         Mellon Bank, N.A.           Premier Mutual Fund     None
Dreyfus Variable Investment Fund                   One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Aggressive Growth Portfolio of        None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Balanced Portfolio of Transamerica    None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth Portfolio of Transamerica      None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street
                                                   Boston, MA 02110
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Money Market Portfolio of             None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                                   Boston, MA 02110
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Small Company Portfolio of            None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Value Portfolio of Transamerica       None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------

         Information Concerning Loads, Fees, Charges and Expenses

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee,  expense or charge;
                           (B) the amount thereof:
                           (C) the name of the person to whom such amounts are paid and his relationship to the trust:
                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.


                           (1)      Under the Contracts

                                    On the monthly processing date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. No monthly deductions will be taken after the final payment date or, for the Distribution Fee and the Tax Charge, after the end of the tenth Contract year. This monthly deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling units from each applicable sub-account in the ratio that the portion of the Contract Value in the sub-account bears to the Contract Value. The amount of the monthly deduction will vary from month to month. If the Contract Value is not sufficient to cover the monthly deduction which is due, the Contract may lapse. The monthly deduction is comprised of the following charges:

     ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.30% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

                                    MONTHLY   INSURANCE    PROTECTION    CHARGE:
                                    Immediately after the Contract is issued the
                                    death  benefit  will  be  greater  than  the
                                    payment. While the Contract is in force, the
                                    death benefit generally will be greater than
                                    the  payment(s).  To help  enable  us to pay
                                    this  excess of the death  benefit  over the
                                    Contract  Value, a monthly cost of insurance
                                    charge  is  deducted.   This  charge  varies
                                    depending  on the type of  Contract  and the
                                    underwriting  class  of the  insured.  In no
                                    event  will the  current  deduction  for the
                                    cost  of  insurance  exceed  the  guaranteed
                                    maximum insurance protection rates set forth
                                    in the Contract.  These guaranteed rates are
                                    based  on the  Commissioners  1980  Standard
                                    Ordinary    Mortality   Tables   (Age   Last
                                    Birthday),  Tobacco User or Non-Tobacco User
                                    (males rates are used for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. There are appropriate adjustments in the rates for non-standard ratings. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and underwriting class whose Contracts have been in force for the same period.

                                    The  underwriting  class of an Insured  will
                                    affect the  insurance  protection  rate.  We
                                    currently   place   Insureds  into  standard
                                    underwriting    classes   and   non-standard
                                    underwriting   classes.   The   underwriting
                                    classes   are   also    divided   into   two
                                    categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the date of issue in a standard or non-standard underwriting class. We will then classify the Insured as a non-tobacco user when the Insured reaches age 18.

                                    We also charge different  monthly  insurance
                                    protection  rates depending upon whether the
                                    Contract  was  issued  based  on  simplified
                                    underwriting   criteria  or,  instead,   was
                                    issued  based  on  full  underwriting.   For
                                    example,  the rates  charged for a standard,
                                    non-tobacco  user  underwriting  class  will
                                    differ  between  individuals  in that  class
                                    covered   under   contracts   issued   on  a
                                    simplified  underwriting  basis  compared to
                                    individuals  in  that  class  covered  under
                                    contracts   issued  on  fully   underwritten
                                    basis.

                                    Simplified   underwriting   applies  to  all
                                    applications which meet all of the following
                                    conditions:   (1)   the   proposed   insured
                                    (younger  proposed insured for Second-to-Die
                                    applications)  is at least 35 years  old but
                                    not older than 80 on the date of issue;  (2)
                                    the premium paid is 100% of the guideline single premium; (3) the premium is at least $10,000 but not more than the maximum shown below, based on the Age of the insured (or, as applicable, younger insured):


       -------------------- -------------------------------

           Age                  Maximum Single Premium

       -------------------- -------------------------------
       -------------------- -------------------------------

          35-44                        $30,000

       -------------------- -------------------------------
       -------------------- -------------------------------

          45-54                        $50,000

       -------------------- -------------------------------
       -------------------- -------------------------------

          55-64                        $75,000

       -------------------- -------------------------------
       -------------------- -------------------------------

          65-80                        $100,000

       -------------------- -------------------------------


     and (4) no adverse health conditions are disclosed on the application and no adverse health conditions are discovered based on information available from the Medical Information Bureau, Inc. (MIB).

                                    Any application which does not meet all of the conditions listed above will be fully underwritten.

                                    DISTRIBUTION   FEE:  During  the  first  ten
                                    Contract years, we make a monthly deduction to compensate us for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 0.40% of the Contract Value.

                                    TAX  CHARGE:  During the first ten  Contract
                                    years,  we  make  a  monthly   deduction  to
                                    partially  compensate us for state and local
                                    premium   taxes,   and  federal  income  tax
                                    treatment  of  Deferred  Acquisition  Costs.
                                    This  charge is equal to an  annual  rate of
                                    0.20% of Contract  Value.  Premium tax rates
                                    vary   from   state  to  state   and  are  a
                                    percentage  of  payments  made  by  Contract
                                    Owners to us. Currently,  rates in the fifty
                                    states and the  District of  Columbia  range
                                    between 0.75% and 3.5%. Since we are subject
                                    to  retaliatory  tax, the effective  premium
                                    tax for us typically  ranges  between  2.35%
                                    and 3.5%.  Typically,  we pay premium  taxes
                                    (including    retaliatory    tax)   in   all
                                    jurisdictions, but the tax charge will be deducted, even if we are not subject to premium or retaliatory tax in a state. The Company does not intend to profit from the premium tax portion of this charge.

     DAILY DEDUCTIONS: We assess each sub-account with a charge for mortality and expense risks we assume. Portfolio expenses are also reflected in the Separate Account.

                                    MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at an annual rate of 0.80% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

                                    The   mortality   risk  we  assume  is  that
                                    Insureds  may live for a  shorter  time than
                                    anticipated.  If this  happens,  we will pay
                                    more net death  benefits  than  anticipated.
                                    The  expense  risk we  assume  is  that  the
                                    expenses    incurred    in    issuing    and
                                    administering   the  Contracts  will  exceed
                                    those  compensated  by  the   administration
                                    charges in the Contracts.  If the charge for
                                    mortality   and   expense   risks   is   not
                                    sufficient to cover mortality experience and
                                    expenses,  we will absorb the losses. If the
                                    charge turns out to be higher than mortality
                                    and expense risk  expenses,  the  difference
                                    will  be a  profit  to  us.  If  the  charge
                                    provides  us with a profit,  the profit will
                                    be   available    for   our   use   to   pay
                                    distribution, sales and other expenses.

          PORTFOLIO EXPENSES: The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the portfolios whose shares the sub-accounts purchase. See 13(a)(2).

                                    No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes.

                                    SURRENDER CHARGE: The Contract's  contingent
                                    surrender  charge is a deferred sales charge
                                    and an unrecovered tax charge.  The deferred
                                    sales charge compensates us for distribution
                                    expenses,   including   commissions  to  our
                                    representatives,    advertising    and   the
                                    printing   of    prospectuses    and   sales
                                    literature.


                                      ----------------- ---------------------- ----------------- --------------------

                                       Contract Year      Surrender Charge      Contract Year     Surrender Charge

                                      ----------------- ---------------------- ----------------- --------------------
                                      ----------------- ---------------------- ----------------- --------------------

                                             1                   9%                   6                  4%

                                      ----------------- ---------------------- ----------------- --------------------
                                      ----------------- ---------------------- ----------------- --------------------

                                             2                   8%                   7                  3%

                                      ----------------- ---------------------- ----------------- --------------------
                                      ----------------- ---------------------- ----------------- --------------------

                                             3                   7%                   8                  2%

                                      ----------------- ---------------------- ----------------- --------------------
                                      ----------------- ---------------------- ----------------- --------------------

                                             4                   6%                   9                  1%

                                      ----------------- ---------------------- ----------------- --------------------
                                      ----------------- ---------------------- ----------------- --------------------

                                             5                   5%                  10+                 0%

                                      ----------------- ---------------------- ----------------- --------------------


                                    The  surrender   charge   applies  for  nine
                                    Contract  years.  For a Contract that lapses
                                    and is subsequently reinstated, however, the
                                    surrender  charge upon  reinstatement is the
                                    surrender  charge which was in effect on the
                                    date  of   default.   Subsequent   surrender
                                    charges are adjusted accordingly. We impose the surrender charge only if, during its duration, the Contract Owner requests a full surrender or a partial withdrawal in excess of the free withdrawal amount.

                                    PARTIAL WITHDRAWAL COSTS - SURRENDER CHARGES
                                    AND WITHDRAWAL TRANSACTION FEES: A surrender charge may be deducted from Contract Value due to partial withdrawal. However, in any Contract year, you may withdraw, without a surrender charge, up to: (1) 10% of the Contract Value; MINUS (2) the total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal").

                                    The right to make the Free 10% Withdrawal is
                                    not   cumulative   from   Contract  year  to
                                    Contract  year.  For example,  if only 8% of
                                    Contract  Value were withdrawn in the second
                                    Contract year, the amount you could withdraw
                                    in  future   Contract  years  would  not  be
                                    increased by the amount you did not withdraw in the second Contract year.

                                    We impose any applicable surrender charge on any withdrawal greater than the Free 10% Withdrawal.

                                    Currently,  we do not  impose  a  withdrawal
                                    transaction fee for partial withdrawals.  We
                                    reserve  the  right to  impose a  withdrawal
                                    transaction   fee  of  2.0%  of  the  amount
                                    withdrawn, not to exceed $25.

                                    TRANSFER CHARGES:  The first 18 transfers in
                                    a Contract year are free. After that, we may
                                    deduct a  transfer  charge not to exceed $25
                                    from amounts  transferred  in that  Contract
                                    year.  This  charge  reimburses  us for  the
                                    administrative   costs  of  processing   the
                                    transfer.

                                    If the Contract  Owner applies for automatic
                                    transfers,  the first automatic transfer for
                                    the elected  option  counts as one transfer.
                                    Each  future  automatic   transfer  for  the
                                    elected option is without charge and does not reduce the remaining number of transfers that may be made without charge.

                                    Each of the following  transfers of Contract
                                    Value is free and does not count as one of the 18 free transfers in a Contract year:
                                    (1) a conversion within the first 24 months from date of issue; (2) a transfer to the Fixed Account to secure a loan; (3) a transfer from the Fixed Account as a result of a loan repayment; (4) a reallocation of value in the Money Market sub-account at the time of issue or the end of the free look period if the Contract provides for a full refund of payments if the free look right is exercised; and (5) a transfer made because of a material change in investment policy.




                           (2)      Underlying Securities


                                    In addition to the charges  described above,
                                    certain  management  fees and other expenses
                                    are   deducted   from  the   assets  of  the
                                    underlying portfolios. The level of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 1997. For more information concerning these fees and expenses, see the prospectuses of the portfolios.


                        Portfolio Expenses
           (as a percentage of assets after fee waiver
                 and/or expense reimbursement)(1)
                                                                                                    Total
                                                                                                  Portfolio
                                                         Management            Other                Annual
                     Portfolio                            Fees (2)            Expenses             Expenses
AIM V. I. Capital Appreciation                              0.63                0.05                 0.68
AIM V. I. Growth & Income                                   0.63                0.06                 0.69
AIM V. I. International Equity                              0.75                0.18                 0.93
Alger American Income & Growth                              0.625              0.115                 0.74
Alliance VPF Growth & Income                                0.63                0.09                 0.72
Alliance VPF Premier Growth                                 0.85                0.10                 0.95
Dreyfus VIF Capital Appreciation                            0.75                0.05                 0.80
Dreyfus VIF Small Cap                                       0.75                0.03                 0.78
Janus Aspen Balanced                                        0.76                0.07                 0.83
Janus Aspen Worldwide Growth                                0.66                0.08                 0.74
MFS VIT Emerging Growth                                     0.75                0.12                 0.87
MFS VIT Growth with Income                                  0.75                0.25                 1.00
MFS VIT Research                                            0.75                0.13                 0.88
Morgan Stanley UF Fixed Income                              0.00                0.70                 0.70
Morgan Stanley UF High Yield                                0.00                0.80                 0.80
Morgan Stanley UF International Magnum                      0.00                1.15                 1.15
OCC Accumulation Trust Managed                              0.80                0.07                 0.87
OCC Accumulation Trust Small Cap                            0.80                0.17                 0.97
Transamerica VIF Aggressive Growth
Transamerica VIF Balanced
Transamerica VIF Growth                                     0.62                0.23                 0.85
Transamerica VIF Money Market                               0.35                0.25                 0.60
Transamerica VIF Small Company
Transamerica VIF Value

Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. These figures are for the year ended December 31, 1997, except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:
(1) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1997 (except for the Transamerica VIF Money Market Portfolio, which are estimates). The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1998, except for Alliance VPF Premier Growth for which the management fee, other expenses and total portfolio annual expenses for 1998 without waivers or reimbursements are estimated to be 1.00%, 0.08% and 1.08%, respectively. Without such waivers or reimbursements, the annual expenses for 1997 for certain portfolios would have been, as a percentage of assets, as follows:

                                                                                                  Total Portfolio
                                                                Management Fee        Other       Annual Expenses
          Portfolio                                                                  Expenses
          ---------                                                                  --------
          Alliance VPF Growth & Income                               0.63              0.09             0.72
          Alliance VPF Premier Growth                                1.00              0.10             1.10
          Janus Aspen Balanced                                       0.77              0.06             0.83
          Janus Aspen Worldwide Growth                               0.72              0.09             0.81
          MFS VIT Growth with Income                                 0.75              0.35             1.10
          Morgan Stanley UF Fixed Income                             0.40              1.31             1.71
          Morgan Stanley UF High Yield                               0.80              0.88             1.68
          Morgan Stanley UF International Magnum                     0.80              1.98             2.78
          Transamerica VIF Growth                                    0.75              0.23             0.98

         Without expense reimbursements, the management fee, other expenses and total portfolio expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.35%, 0.45% and 0.80%, respectively. There were no fee waivers or expense reimbursements during 1997 for the AIM V. I. Capital Appreciation, Growth and Income and International Equity; Alger American Income and Growth Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Dreyfus VIF Small Cap Portfolio, MFS VIT Emerging Growth Portfolio, MFS VIT Research Portfolio, OCC Accumulation Trust Managed Portfolio or OCC Accumulation Trust Small Cap Portfolio.

(2) The management fee of certain of the portfolios includes breakpoints at designated asset levels.



                           (3)      Distributions


                                    No distributions are made to Contract Owners
                                    except   voluntary   surrenders  or  partial
                                    withdrawals, or to beneficiaries except upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender charges and withdrawal transaction fees described in 13(a)(1), above. Also see
                                    Item 21.


               (4) Cumulated or Reinvested Distributions or Income

                                    Distributions   from  the   portfolios   are
                                    reinvested by  sub-accounts  of the Separate
                                    Account   in   additional   shares   of  the
                                    respective portfolios, without charge, at net asset value.

           (5) Redeemed or Liquidated Assets of the Trust's Securities

                                    See  "Surrender   Charge"  and  "Charges  on
                                    Partial Withdrawals" under Item 13(a)(1) above.

                  (b) For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.


                                    There are no sales loads or other deductions
from principal payments.


                  (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.


                           There are no sales loads. Types and amounts of deductions are described above in 13(a).


                  (d) Explain fully the reasons for any difference in the price at which securities are offered for any class of transactions to any class or group of officers, including officers, directors or employees of the deposition trustee, custodian or principal underwriter.

                           Not Applicable.

                  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.


                                    None.

                  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing, may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.


                           Neither the Company, Transamerica Securities Sales Corporation nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Contract or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Contract or shares of the portfolios, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the company's agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Fixed
                           Account; and (4) the investment advisers of the respective portfolios will receive an advisory fee, as described in Item 13(a)(2).


                  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not Applicable. The Separate Account has no assets as of the date of this filing.


         Information Concerning the Operations of the Trust

         14. Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                  Individuals wishing to purchase a Contract must complete an application. We offer Contracts to individuals 89 years old and under. For applications for Second-to-Die Contracts, both proposed Insureds must be less than 89 years old or under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

                  If a prospective Contract Owner makes an initial payment of at least $10,000 and which is at least 80% of the guideline single premium for the amount requested, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are the completion of both parts of the application (to the extent required by our underwriting guidelines), completion of all underwriting requirements, and the proposed Insured must be insurable under Transamerica's rules for insurance under the Contract, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

                  If the Contract Owner made the initial payment before the date we approve the application, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Variable Life Service Center. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

                  If the application is approved and the Contract is issued, we will allocate the Contract Value within two days of the date we approve the application according to the Contract Owner's allocation instructions. However, if the Contract provides for a full refund of payments under its "Right to Cancel" provision as required under state law, we will initially allocate the sub-account investments to the sub-account investing in the Money Market portfolio. We will reallocate all amounts according to the Contract Owner's investment choices no later than the expiration of the right to cancel period.

                  If the initial payment is equal to the amount of the guideline single premium, the contract will be issued with the Guaranteed Death Benefit Rider at no additional cost, if the Rider is available under state law. If the Guaranteed Death Benefit Rider is in effect on the final payment date, a guaranteed net death benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is subsequently terminated.


         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                  PAYMENTS. The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the date of issue. The minimum initial payment is $10,000. The initial payment is used to determine the face amount. Except as described below, the face amount will be determined by treating the payment as equal to 100% of the guideline single premium.

                  The proposed Contract Owner may indicate the desired face amount on the application. If the face amount specified exceeds 100% of the guideline single premium for the payment amount, the application will be amended and a Contract with a higher face amount will be issued. If the face amount specified is less than 80% of the guideline single premium for the payment amount, the application will be amended and a Contract with a lower face amount will be issued. The Contract Owner must agree to any amendment to the application.

                  Under our underwriting rules, the face amount must be based on 100% of the guideline single premium to be eligible for simplified underwriting.

                  Payments are payable to the Company. The initial payment may be made by mail to our Variable Life Service Center or through our authorized representative. Any additional payment, after the initial payment, is credited to the sub-accounts or Fixed Account on the date of receipt at the Variable Life Service
                  Center  and is  made  by mail  to out  Variable  Life  Service
                  Center.

                  The Contract limits the ability to make additional payments. Any additional payment(s) may not cause total payments to exceed the maximum payment on the specifications pages of the Contract. Additional payments may be accepted by us subject to our underwriting approval if the payment would increase the amount of the death benefit. No additional payment may be less than $10,000 without our consent except as necessary to keep a Contract in force.

                  Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year.

                  ALLOCATION OF PAYMENTS. In the application for the Contract, the proposed Contract Owner decides the initial allocation of the payment among the sub-accounts and the Fixed Account. Payment may be allocated to one or more of the sub-accounts and/or the Fixed Account. Payment may be allocated among up to twenty sub-accounts, plus the Fixed Account. The minimum amount that may be allocated to a sub-account or to the Fixed Account without our consent is 5.0% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

                  The Contract Owner may change the allocation of any future payment by written request or telephone request. The Contract Owner has the privilege to make telephone requests, unless the owner elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Contract Owner identify themselves by name and identify the Contract Owner by name, date of birth and Social Security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center.



         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.


                  Amounts of payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Contract surrenders, partial withdrawals, transfers (including transfers of amounts to secure any outstanding loan), and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other day where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.


         17. (a) Describe the procedure with respect to partial withdrawal or redemption by security holders.


                           SURRENDER - The Contract Owner may surrender the Contract and receive its surrender value. The surrender value is: the Contract Value MINUS any outstanding loan and surrender charges.

                           We will compute the surrender value on the valuation date on which we receive the written request for surrender. We will deduct a surrender charge if the Contract is surrendered within nine full Contract years of the date of issue. If the Contract is reinstated, however, however, the surrender charges upon reinstatement will be the charges which applied on the date of default. The surrender value may be paid in a lump sum or under a payment option then offered by us. We will normally pay the surrender value within seven days following our receipt of the written request.



                           The right is reserved by the Company to defer surrenders of amounts allocated to the Fixed Account for a period not to exceed six months.


                           PARTIAL WITHDRAWAL - The Contract Owner may withdraw part of the Contract Value of the Contract on written request. The written request must state the dollar amount which the owner wishes to receive. The owner may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If no allocation instructions, are provided, we will make a pro rata allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. The face amount is reduced proportionately based on the ratio of the amount of the partial withdrawal plus withdrawal transaction fees and applicable surrender charges to the Contract Value on the date of withdrawal.

                           On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount requested plus the withdrawal transaction fees, if any, and any applicable surrender charges. We will normally pay the partial withdrawal within seven days following our receipt of the written request.

                           The right is reserved by the Company to defer surrenders of amounts allocated to the Fixed Account for a period not to exceed six months.


                  (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The portfolios will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

                  (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.


                           If a Contract is  surrendered,  the Contract  will be
canceled and may not be reissued.

                           If a Contract terminates due to lapse or foreclosure, the Contract may be reinstated as provided below.

                           TERMINATION - If the Guaranteed Death Benefit Rider is not in effect on your Contract, the Contract will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions dues. If the Contract lapses, you will have a 62-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Contract will terminate without value.

                           If the Guaranteed Death Benefit Rider is in effect on your Contract, the Contract will not lapse. If the Guaranteed Death Benefit Rider is terminated, however, your Contract may then lapse.

                           Additionally, whether the Guaranteed Death Benefit Rider is or is not in effect on the Contract, if the outstanding loan at any time exceeds the Contract Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 62-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Contract will terminate without value.

                           If the Guaranteed Death Benefit Rider is in effect on the Contract, the Guaranteed Death Benefit Rider will terminate if the loan is foreclosed. Once terminated, the Guaranteed Death Benefit Rider may not be reinstated.



                           REINSTATEMENT - A terminated Contract may be reinstated within three years (or such other time period required by state law) of the date of default and before the final payment date (or, before the maturity date if the default occurred because the outstanding loan exceeded the Contract Value less surrender charges). The reinstatement takes effect on the monthly processing date following the date the Contract Owner submits to us: (1) written application for reinstatement; (2) evidence of insurability showing that the Insured is insurable according to our current underwriting rules; (3) a payment that is large enough to cover the cost of all Contract charges and deductions that were due and unpaid during the grace period; (4) a payment that is large enough to keep the Contract in force for three months; and (5) a payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

          Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit Rider may not be reinstated.

                           SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default. The remaining period during which surrender charges apply, as well as the percentage charge applicable, will be adjusted accordingly.

                           CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is: the payment made to reinstate the Contract and interest earned from the date the payment was received at our Variable Life Service Center; PLUS, the Contract Value less any outstanding loan on the date of default; MINUS, the monthly deductions due on the date of reinstatement. The Contract Owner may reinstate any outstanding loan.



         18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Distributions   with  respect  to  the  shares  of  a
                           portfolio held by a sub-account are reinvested in shares of that portfolio at net asset value. Such shares are added to the assets of the respective sub-account.

                  (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.


                           No distributions are made to Contract Owners (or beneficiaries) other than in connection with a death benefit or with a Contract Owner-initiated loan, partial withdrawal or surrender of the Contract. See Items 13(a) and 21.


                  (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling same.


                           Payments placed in the Separate Account constitute certain reserves for benefits under the Contract.


          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.


          Not   Applicable.   The  Separate   Account  has  not  begun  business
          operations.

         19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.


                  The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Contract, including the number and value of units of each sub-account credited to each Contract and the value of accumulations in the Fixed Account.


                  Issuance and transfer of portfolio shares will be by book entry only. Stock certificates of the portfolios will not be issued to the Company or Separate Account. Shares ordered from the portfolios will be recorded in an appropriate title for the Separate Account or appropriate sub-account.


                  Contract Owners will be sent promptly statements of significant transactions such as payments, transfers among sub-accounts and the Fixed Account, partial withdrawals, increases in loan amount by the Contract Owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Contract Owner. The annual statement will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Contract Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Contract loan(s).

                  In addition, the Contract Owners will be sent semi-annual reports of the underlying portfolios and other information for the Separate Account as required by the 1940 Act.


         20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

                  (a)      Amendments to such indenture or agreement.

                           Not Applicable.

                  (b)  The  extension  or   termination  of  such  indenture  or
agreement.

                           Not Applicable.

                  (c)      The  removal  or   resignation   of  the  trustee  or
                           custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

                  (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           Not Applicable.

                  (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.


                           There is no such provision in an indenture or agreement. Under California law, the Company may not abrogate its obligation under the Contracts.


                  (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                           There  is no  such  provision  in  any  indenture  or
agreement.


          21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.


                           CONTRACT LOANS. The Contract Owner may borrow money secured by the Contract Value, both during and after the first Contract year. The total amount which the Contract Owner may borrow is the loan value. The loan value is 90% of the result of Contract Value less surrender charges. Contract Value equal to the outstanding loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

                           The minimum loan amount is $1,000. The maximum loan amount is the loan value minus any outstanding loan. We will usually pay the loan within seven days after we receive the written request.

                           We will allocate the loan among the sub-accounts and the Fixed Account according to the Contract Owner's instructions. If the owner does not make an allocation, we will make a pro rata allocation. We will transfer the portion of the Contract Value in each sub-account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

                           PREFERRED LOAN OPTION. Any portion of the outstanding loan that represents: (1) earnings in this Contract,
                           (2) a loan from an exchanged life insurance policy that was carried over to this Contract, or (3) the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy, less any policy loan carried over, which will be eligible for preferred loan treatment is as follows:


                             -------------- ----------------- --------------- ---------------- ------------- --------------

                             Beginning of      Unloaned       Beginning of    Unloaned Gain     Beginning      Unloaned
                             Contract Year  Gain Available    Contract Year      Available     of Contract       Gain
                                                                                                   Year        Available

                             -------------- ----------------- --------------- ---------------- ------------- --------------
                             -------------- ----------------- --------------- ---------------- ------------- --------------

                                   1               0%               6               50%            11+           100%

                             -------------- ----------------- --------------- ---------------- ------------- --------------
                             -------------- ----------------- --------------- ---------------- ------------- --------------

                                   2              10%               7               60%

                             -------------- ----------------- --------------- ---------------- ------------- --------------
                             -------------- ----------------- --------------- ---------------- ------------- --------------

                                   3              20%               8               70%

                             -------------- ----------------- --------------- ---------------- ------------- --------------
                             -------------- ----------------- --------------- ---------------- ------------- --------------

                                   4              30%               9               80%

                             -------------- ----------------- --------------- ---------------- ------------- --------------
                             -------------- ----------------- --------------- ---------------- ------------- --------------

                                   5              40%               10              90%

                             -------------- ----------------- --------------- ---------------- ------------- --------------


                           The annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

                           LOAN INTEREST CHARGED. Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the outstanding loan by transferring the portion of the Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

                           REPAYMENT OF OUTSTANDING LOAN. The Contract Owner may pay any loans before Contract lapse and before the maturity date. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to the owner's instructions. If the owner does not make a repayment allocation, we will allocate Contract Value according to the most recent payment allocation instructions. However, loan repayments allocated to the Separate Account cannot exceed that portion of the Contract Value previously transferred from the Separate Account to secure the outstanding loan.

                           If the outstanding loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of the Contract Owner and any assignee. If a sufficient payment is not made within 62 days after this notice is mailed, the Contract will terminate with no value.

                           EFFECT OF CONTRACT LOANS. Contract loans will permanently affect the Contract Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender. We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender.

                           If the outstanding loan on the Contract exceeds the Contract Value minus surrender charges, the Contract will be in default. There is no charge imposed solely because the Contract goes into default. If the required premium is not paid within the grace period, however, the Contract will terminate without value.

                           If there is an outstanding loan, decreases in Contract Value, including decreases due to negative investment results in sub-account allocations, could result in default of the Contract. If there is an outstanding loan and the Contract Owner does not pay loan interest when due, unpaid interest will be added to the loan and will bear interest at the same rate. If the investment gains are not sufficient, the outstanding loan could be greater than the Contract Value minus surrender charges, resulting in the Contract going into default.

                           In the event the Contract lapses or is otherwise terminated while a loan is outstanding, the loan is foreclosed and this foreclosure will be treated as cash received from the Contract for income tax purposes.

                  (b)      Furnish  a  brief  description  of any  procedure  or
                           arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.


                           See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance contracts which may be issued by the depositor or affiliated insurance companies.


                  (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing, aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable.

         22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.



                  ASSIGNMENT. The Contract Owner may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.


         23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.


                  The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.


         24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  PARTICIPATION AGREEMENT. The Company and the portfolios will enter into Participation Agreements which define the terms under which the sub-accounts of Separate Account invest in the portfolios.


                  CONTRACT OWNER. The Contract Owner named on the specification pages of the Contract is the Insured unless another Contract Owner has been named in the application. The Contract Owner is entitled to exercise all rights under the Contract while the Insured is alive, with the consent of any irrevocable beneficiary.

                  BENEFICIARY. The beneficiary is the person or persons to whom the net death benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, the Contract Owner may change the beneficiary, unless the owner has declared the beneficiary to be irrevocable. An irrevocable beneficiary may only be changed with the consent of the irrevocable beneficiary. If no beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each  beneficiary  in equal shares,  unless the owner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally, unless the Contract Owner has requested otherwise.

                  LIMIT ON RIGHT TO CHALLENGE THE CONTRACT. Except for fraud (unless such defense is prohibited by state law) or non-payment of premium, we cannot challenge the validity of your Contract if the Insured was alive after the Contract has been in force for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident. We may also challenge the validity of your Contract for two years from the effective date of : 91) any change in underwriting class that you request; and (2) any reinstatement.

                  SUICIDE. The net death benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the beneficiary all payments made for the Contract, without interest, less any outstanding loan and partial withdrawals.

                  MISSTATEMENT OF AGE OR SEX. If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the death benefit and the face amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the death benefit to less than the guideline minimum sum insured. For a unisex Contract, there is no adjusted benefit solely for misstatement of sex. No adjustment will be made if the Insured dies after the final payment date.



III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

         Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a stock life insurance company incorporated under the laws of the state of California in 1906.

         26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                           Not Applicable.

                  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                           The  Company  has not  received  any  such fee or any
participation in fees.

                           (1)      The nature of such fee or participation.

                                    Not Applicable.

                           (2) The name of the person making payments.

                                    Not Applicable.

                           (3) The nature of the services rendered in consideration for such fee or participation. Not Applicable.

                           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.
                                    Not Applicable.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  The Company is a California life insurance company licensed to sell life insurance in the District of Columbia, Puerto Rico, Virgin Islands and Guam and all states except New York.


                  The  Company  offers  registered  variable  life  and  annuity contracts through other separate accounts registered as unit investment trusts and one, Separate Account Fund B, as a management investment company. The Company serves as investment adviser to Separate Account Fund B.


         Officials and Affiliated Persons of Depositor

         28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                           (i)         name and principal business address;
                           (ii) nature of relationship or affiliation with depositor of the trust; (iii) ownership of all securities of the depositor; (iv) ownership of all securities of the trust; (v) other companies of which each person named above is presently officer, director or partner.

                           See 28(b) and 29, below.

                           (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                       The principal occupations and business experience for the last five years of Directors and Executive Officers of the Company are as follows:

                                        DIRECTORS AND PRINCIPAL OFFICERS OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

         Robert                                      Abeles* Director, Executive
                                                     Vice  President  and  Chief
                                                     Financial  Officer of TOLIC
                                                     since 1996.  Executive Vice
                                                     President     and     Chief
                                                     Financial  Officer of First
                                                     Interstate      Bank     of
                                                     California   from  1990  to
                                                     1996.

         Nicki                                       Bair* Senior Vice President
                                                     of TOLIC since  1996.  Vice
                                                     President   of  TOLIC  from
                                                     1991 to 1996.


         Roy Chong-Kit* Senior Vice President and Chief Actuary of TOLIC since 1997. Vice
                                                     President  and  Actuary  of
                                                     TOLIC  from  1995 to  1997.
                                                     Actuary  of TOLIC from 1988
                                                     to 1995.

         Thomas J. Cusack*                  Director, Chairman, President and Chief Executive
                                                     Officer of TOLIC since 1997.  Director, President and Chief
                                                     Executive Officer of TOLIC since 1995.  Senior Vice
                                                     President of Transamerica Corporation from 1993 to 1995.
                                                     Vice President of Corporate Development of General Electric
                                                     Company from 1989 to 1993.

         James W. Dederer, CLU*                                        Director, Executive Vice President,
                                                     General Counsel and Corporate Secretary of TOLIC since 1988.

         David E. Gooding*                  Director and Executive Vice President of TOLIC since 1992.

         Edgar H. Grubb****                                            Director, Executive Vice President and
                                                     Chief Financial Officer of Transamerica Corporation since
                                                     1993.  Senior Vice President of Transamerica Corporation
                                                     1989-1993.

         Frank C. Herringer****                                        Director, President and Chief Executive
                                                     Officer of Transamerica Corporation since 1991.

         Daniel E. Jund, FLMI*                       Senior Vice President of TOLIC since 1988.

         Richard N. Latzer****                                         Director, Senior Vice President and Chief
                                                     Investment Officer of Transamerica Corporation since 1989.
                                                     Director, President and Chief Executive Officer of
                                                     Transamerica Investment Services, Inc.  since 1988.

         Karen                                       MacDonald* Director, Senior
                                                     Vice      President     and
                                                     Corporate  Actuary of TOLIC
                                                     since  1995.   Senior  Vice
                                                     President   and   Corporate
                                                     Actuary from 1992 to 1995.

         Gary U. Rolle'*                                                        Director, Executive Vice President
                                                     and Chief Investment Officer of Transamerica Investment
                           Services, Inc. since 1981.


         William                                     N.   Scott,   CLU,   FLMI**
                                                     Senior  Vice  President  of
                                                     TOLIC  since   1993.   Vice
                                                     President   of  TOLIC  from
                                                     1988 to 1993.

         T.                                          Desmond  Sugrue*   Director
                                                     and     Executive      Vice
                                                     President  of  TOLIC  since
                                                     1997. Senior Vice President
                                                     of TOLIC from 1996 to 1997.
                                                     Self-employed  - Consulting
                                                     from 1994 to 1996. Employed
                                                     at  Bank  of  America  from
                                                     1988 to 1993.

         Claude                                      W. Thau,  FSA** Senior Vice
                                                     President  of  TOLIC  since
                                                     1996.   Vice  President  of
                                                     TOLIC from 1985 to 1996.

         Bruce A. Turkstra*                                            Executive Vice President and Chief
                                                     Information Officer since 1997.  Chief Information Officer of Anderson Worldwide from 1991-1997.

         Nooruddin S. Veerjee, FSA*                           Director, President of Group Pension Division of
                                                     TOLIC since 1993.    President of Insurance Products
                              Division since 1997.
                                                     Senior  Vice  President  of
                                                     TOLIC  from  1992 to  1993.
                                                     Vice   President  of  TOLIC
                                                     from 1990 to 1992.

         Ron                                         F.   Wagley*   Senior  Vice
                                                     President  and Chief Agency
                                                     Officer   of  TOLIC   since
                                                     1993.   Vice  President  of
                                                     TOLIC from 1989 to 1993.

         Robert A. Watson****                                          Director and Executive Vice President of
                                                     Transamerica Corporation since 1995.  President and Chief
                                                     Executive Officer Westinghouse Financial Services, 1992-1995.

         William                                     R. Wellnitz,  FSA*** Senior
                                                     Vice  President and Actuary
                                                     of TOLIC since  1996.  Vice
                                                     President  and  Reinsurance
                                                     Actuary  of TOLIC from 1988
                                                     to 1996.

         *The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 1100 Walnut Street, 23rd Floor, Kansas City, Missouri 64106. ***The business address is 401 North Tryon Street, Charlotte, North Carolina 28202. ****The business address is 600 Montgomery Street, San Francisco, California 94111.


Companies Owning Securities of Depositor

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of depositor.

                   The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, which in turn is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California. Transamerica Corporation is organized under the laws of the state of Delaware.

      Controlling Persons

         30. Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers of Depositor

         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners or the depositor directly receiving the three highest amounts of remuneration;

          None. No person received compensation for services rendered to the trust (separate account).

                   (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

          None. No person received compensation for services rendered to the trust (separate account).

                   (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

          None. No person received compensation for services rendered to the trust (separate account).

         Compensation of Directors

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;

                           None.

                  (b)      indirectly or through subsidiaries to directors.

                           Not Applicable.

         Compensation to Employees

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.

          (b) Furnish the following information with respect to the renumeration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
          (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.


                         Not Applicable.

         Compensation to Other Persons

         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and
                33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                Not Applicable.

         IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

         Distribution of Securities

         35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.


                (a)      Sale of the Contracts has not commenced in any state.

                (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Contracts in the District of Columbia, Guam, Virgin Islands, and Puerto Rico and in all states except New York.


                (c)      Not Applicable.


         36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                         Not Applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of denial

                                Not Applicable.

                         (3) Brief statement of reasons given for denial

                                Not  Applicable.

                (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of revocation

                                Not Applicable.

                         (3) Brief statement of reasons given for revocation

                                Not Applicable.

         38. (a) Furnish a general description of the method of distribution of securities of the trust.


                         Transamerica Securities Sales Corporation, an affiliate of the Company, will act as principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company and the Separate Account. Transamerica Securities Sales Corporation is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The contracts will be sold by agents of the Company who are registered representatives of independent broker-dealers.


                (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                         The Company and Separate Account will execute a Distribution Services Agreement ("Agreement") with Transamerica Securities Sales Corporation ("TSSC"), its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

                (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).


                         (Not yet available.)
                         Transamerica Securities Sales Corporation (TSSC) acts as the principal underwriter and general distributor of the Contract. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers (NASD). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

                         We pay to broker-dealers who sell the Contract commissions based on a commission schedule, Broker-dealers may choose among available commission options. Each option includes a commission equal to a percentage of the payment made to the Contract. Certain options also include a commission equal to a percentage of the unloaned Contract Value ("trail commission"), paid quarterly beginning with the second Contract year on in force Contracts. Commission options provide for commissions of up to 8.0% of payments made, with no trail commissions, and lesser commissions on payments made but with trail commissions.

                         Depending upon the insured's Age when the Contract is issued or additional payments are made, not all options may be available.

                         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

                         We intend to recoup commissions and other sales expenses through: the distribution fee; the surrender charges; and investment earnings on amounts allocated under Contracts to the Fixed Account.

                         Commissions paid on the Contract, including other incentives or payments, are not charged to the Contract Owners or the Separate Account.


         Information Concerning Principal Underwriter

         39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.


                         The principal underwriter of the contracts, Transamerica Securities Sales Corporation, was incorporated under the laws of Maryland, February 26, 1986.


          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc. (NASD).


                         The   Contracts   will   be    distributed    only   by
broker-dealers which are members of the NASD.


         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                         None.

                (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                         None.

                         (1)    The nature of such fee or participation.

                                None.

                         (2) The name of the person making payment.

                                None.

                         (3)    The   nature  of  the   services   rendered   in
                                consideration for such fee or participation.

                                None.

                         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.


         41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.


                         Transamerica Securities Sales Corporation is a registered broker-dealer and a member of the NASD.
                         Transamerica Securities Sales Corporation acts as principal underwriter of variable annuity and variable life contracts issued by separate accounts of the Company and of variable annuities issued by Transamerica Life Insurance and Annuity Company and of Premier Funds, Inc. The variable contracts issued by the Company are sold through registered representatives of affiliated broker-dealers and of independent broker-dealers who are also appointed as insurance agents of the Company.


                (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

          Not Applicable. The Separate Account is not yet issuing securities.

                (c)      Furnish  the  number  of  individual  salesmen  of each
                         principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.


                       Not Applicable.  The Contracts have not yet been issued.


         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter (ownership of securities of the Trust).


                Not Applicable.  The Contracts have not yet been issued.


         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not Applicable.

         Offering Price or Acquisition Valuation of Securities of the Trust

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purposes of determining the offering price to the public of securities issued the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.


                         THE UNIT -- We allocate each payment to the sub-accounts selected by the Contract Owner. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

                         The number of units of each sub-account credited to the Contract is the QUOTIENT of: (1) that part of the payment allocated to the sub-account; DIVIDED BY (2) the dollar value of a unit on the valuation date the payment is received at our Variable Life Service Center. (Prior to the end of the free-look period for the Contract, however, different rules may apply. See
                         Item 14, above.)

                         The number of units will remain fixed unless changed by a split of unit value, transfer, transfer charge, loan, partial withdrawal or surrender. Also, monthly deductions taken from a sub-account will result in cancellation of units equal in value to the amount deducted.

                         The dollar value of a unit of a sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the portfolio in which the sub-account invests. The value of each unit was set at $10.00 on the first valuation date of each sub-account (except that the value for the Money Market sub-account was set at $1.00).

                         The value of a unit on any valuation date is the PRODUCT of: (1) the dollar value of the unit on the preceding valuation date; TIMES (2) the net investment factor.

                         NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a sub-account during the valuation period just ended. The net investment factor for each sub-account is the result of: (1) the net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period; PLUS (2) the per share amount of any dividend or capital gain distributions made by the portfolio on shares in the sub-account if the "ex-dividend" date occurs during the current valuation period; DIVIDED BY (3) the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period; MINUS (4) the mortality and expense risk charge for each day in the valuation period at an annual rate of 0.80% of the daily net asset value of that sub-account. The net investment factor may be more or less than one.


                         Allocations to the Fixed Account are not converted into Units, but are credited interest at rates periodically set by the Company.

                (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.


                         No  Contracts  have been  issued or offered for sale to
the public.


                (c) If there is any variation in offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.


                         At any time, the "price" of a unit of a sub-account will be the same for all Contract Owners. However, the cost of insurance charges (insurance protection charges) for the Contracts will not be the same for all Contract Owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Contract Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Insureds because different cost of insurance rates will apply. The "price" will also vary depending upon whether the Contract is issued based on simplified underwriting criteria or, instead, is issued based on full underwriting. The "price" may also vary based on net amount at risk. The Contracts will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.


         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:


                (a)      by whose action redemption rights were suspended;

                         Not Applicable.

                (b) the number of days' written notice given to security holders prior to suspension of redemption rights;

                         Not Applicable.

                (c)      reason for suspension;

                         Not Applicable.

                (d) period during which suspension was in effect.

                         Not Applicable.

          46. (a) Furnish the following information with respect to the method of determining the redemption or partial withdrawal valuation of securities issued by the trust:

                         (1) The  source of  quotations  used to  determine  the
value of portfolio securities.

                                The sub-accounts invest only in shares of the portfolios. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-sub-accounts. See Item 44(a).

                         (2) Whether opening,  closing,  bid, asked or any other
price is used.

                                See 44(a) and 46(a)(1), above.

                         (3) Whether price is as of the day of sale or as of any
other time.

                                See 44(a) and 46(a)(1), above.

                         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).



                                Contract   Value  and  Surrender   Value  -  The
                                Contract Value is the total value of the Contract. It is the SUM of: (1) accumulation in the Fixed Account; PLUS (2) the value of units in the sub-accounts.

                                There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

                                Contract Value is affected by the: (1) amount of payment(s); (2) interest credited in the Fixed Account; (3) investment performance of the selected sub-accounts; (4) partial withdrawals;
                                (5) loans, loan repayments and loan interest paid or credited; and (6) charges and deductions under the Contract.

                                COMPUTING CONTRACT VALUE -- We compute the Contract Value on the date of issue and on each valuation date. On the date of issue, the Contract Value is: (1) the payment plus any interest earned during the period it was allocated to the Fixed Account; MINUS (2) the monthly deductions due.

                                On each valuation date after the date of issue, the Contract Value is the SUM of: (1) accumulations in the Fixed Account; PLUS the SUM of the PRODUCTS of: (2) the number of units in each sub-account: TIMES (3) the value of a unit in each sub-account on the valuation date.


                                Thus, the Contract Value is determined by multiplying the number of units in each sub-account by the value of the applicable units on the particular valuation date, adding the products, and adding the amount of the accumulations in the Fixed Account, if any. Also see Item 44(a), above.

                                Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. If there is a change in tax status or in law resulting in tax liabilities to the Company, the Company may assess a charge against the Contract Value. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

          SURRENDER VALUE. The amount payable on a full surrender. It is the Contract
             Value less any outstanding loan and surrender charges.


                         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.


          Units of the sub-accounts will be redeemed at net asset value. However, under the Contracts, a surrender or partial redemption may be subject to surrender charges. See 13(a), "SURRENDER CHARGES" and "PARTIAL WITHDRAWAL."


                         (6) Whether adjustments are made for fractions.

                                No adjustments are made for fractions.

                (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as of the latest practicable date.


                         No  Contracts  have been  issued or offered for sale to
the public.


          Purchase and sale of interests in underlying securities from and to Security Holders

          47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.



                All purchases and redemptions of shares of the portfolios are at net asset value. The Company will redeem sufficient shares of the portfolios to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.


V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48. Furnish the following information as to each trustee or custodian of the trust.

          The Company maintains custody of all securities of the Separate Account. The Separate Account has no trustees. See Item 3.

                (a)      Name and principal address:

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b)      Form of organization:

                         Stock life insurance company.

                (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                         Incorporated under the laws of California.

                (d) Name of governmental supervising or examining authority.

          California Department of Insurance.. The Company is also subject to examination by the insurance departments of each state in which it does business.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.


                A daily charge equivalent to an effective annual rate of 0.80% of the daily net asset value of each sub-account is imposed to compensate the Company for its assumption of certain mortality and expense risks. Such expense risks include the risks of increased costs associated with the custodian function.


                The contingent surrender charge (See 13(a)) includes a component for administrative services, which may be deemed to include custodial services.

                As the Separate Account has not begun business operations, no fees have been paid.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.


               None. Under California law, the assets supporting Contract reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.


VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51. Furnish the following information with respect to insurance of holders of securities:


                Interests in the Separate Account are sold only to fund the Contracts. Other than the Contracts themselves, no insurance is sold to Contract owners with interests in the sub-accounts, in connection with such interests.


                (a)      The name and address of the insurance company.

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015


                (b) The types of contracts and whether individual or group contracts.

                         The Contracts are individual modified single payment variable life insurance contracts. In certain states, however, we may instead issue certificates under a group contract.


                (c) The types of risks insured and excluded.


                         The Contracts are offered to individuals age 89 and under, subject to our underwriting standards. We assume the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

                (d)      The coverage of the contracts.

                         The Contracts provide insurance coverage on the life of the Insured. The minimum death benefit is stated in each Contract. Death benefits will be reduced by any outstanding loans, any due and unpaid monthly deductions, as well as any unpaid withdrawal transaction fees, partial withdrawals, and applicable surrender charges.

                (e) The beneficiaries of such contracts and the uses to which the proceeds of contracts must be put.

                         The beneficiary is named by the Contract Owner to receive the net death benefits. The interest of any beneficiary will be subject to any assignment made by the Contract Owner. The Contract Owner may declare a beneficiary to be revocable (changed at any time by written request) or irrevocable (may be changed only with the written consent of the irrevocable beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death benefits will pass to the Contract Owner or to the Contract Owner's estate.


                (f)      The  terms   and   manner   of   cancellation   and  of
                         reinstatement.   See  Item  17(c)  for  the  manner  of
                         cancellation and reinstatement.

                (g) The method of determining the amount of premiums to be paid by holders of securities.

                         See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the payments are determined.

                (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.


                         We have not yet begun issuing the Contracts.


                (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

                (j)      The substance of any other  material  provisions of any
                         indenture  or  agreement  of  the  trust   relating  to
                         insurance.

                         None.


VII.     CONTRACT OF REGISTRANT


               52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.


                         The  investment  policy  of  each  sub-account  of  the
                         Separate   Account   is  to  invest  in  a   particular
                         portfolio.

                         We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if: (1) the shares of the portfolio are no longer available for investment; or (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                         Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a sub-account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

                         We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                         Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity contracts and that fund other variable life policies ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among contract and policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                         We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be: (1) operated as a management company under the 1940 Act;
                         (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.


                (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                         Not Applicable.


                (c)      Describe  the contract of the trust with respect to the
                         substitution   and   elimination   of  the   underlying
                         securities of the trust with respect to:


                         (1)    the grounds for elimination and substitution;

                                See 52(a), above.

                         (2) the type of securities which may be substituted for
any underlying security;

                                See 52(a), above.


                         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a contract of concentration of investment in a particular industry or group of industries;


                                Not Applicable.

                         (4) whether such substituted securities may be the securities of any other investment company; and

                                See 52(a), above.


                         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the contract of the registrant in this regard.


                                See 52(a) above.


                (d) Furnish a description of any contract (exclusive of contracts covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.


                         None.

Regulated Investment Company

         53.    (a)      State the taxable status of the trust.

                         Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                         See also 46(a), above.

                (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in
                         Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                         Not Applicable.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not Applicable.

         55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or to the approximate date of organization of the trust.

                Not Applicable.

         56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         58. If the trust is the issuer of periodic plan certificates furnish the following information for each installment periodic payment plan certificate outstanding as of the latest practicable date.

                Not Applicable.

         59.    Financial Statements:

                Financial Statements of the Separate Account


                Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Contract on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.


                Financial Statements of the Depositor

                The Financial Statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

         A.     Furnish the most recent form of the following:

                (1)      Indenture


               Certified Copy of vote of Board of Directors of Transamerica Occidental Life Insurance Company dated December 6, 1996, establishing the Transamerica Occidental Life Separate Account. 1/


                (2)      Not Applicable.

                (3)       Distributing Contracts

                         (a)    Distribution Agreement between the depositor
and principal underwriter. 1/

                         (b)     Sales Agreement between principal underwriter
and broker-dealers. 1/

                         (c)     Schedule of sales commissions. /

                (4)      Not Applicable.


                (5)      Form of Contract and Contract riders. 1/


                (6)      Organizational documents of the Company. 1/

                (7)      Not applicable.

                (8)      (a)    Forms of Participation Agreements 1/


                (9)      Not applicable.


                (10)     Form of Application for Contract. 1/



         B.     (1)      None.

                (2)      None.

         C.   None.


         1/Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed by the Initial Undersigned, in the City of


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Transamerica Occidental Life Separate Account VUL-2, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and the State of California, on this 8th day of September, 1998.

               Transamerica Occidental Life Separate Account VUL-2
                                  (Registrant)

(SEAL)






Attest:/s/Gina Grusman                    By: /s/David M. Goldstein
(Title) SEC Filing Coordinator                 (Name)  David M. Goldstein
                                                  (Title)  Vice President
                               Transamerica Occidental Life Insurance Company


Pursuant to the requirements of the Securities Act of 1933, Transamerica Occidental Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and the State of California, on the 8th day of September, 1998.


                 Transamerica Occidental Life Insurance Company

(SEAL)



Attest:/s/Gina Grusman                       By:/s/David M. Goldstein
Title) SEC Filing Coordinator                  (Name)   David M. Goldstein
                                                     (Title)  Vice President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signatures                                  Titles                                      Date

______________________*             Director, Executive Vice President          September 8, 1998
Robert Abeles                               and Chief Financial Officer

______________________*             Director, Chairman, President,           September 8, 1998
Thomas J. Cusack                    Chief Executive Officer and Director





_____________________*              Director                                    September 8, 1998
James W. Dederer

_____________________*              Director                                    September 8, 1998
George A. Foegele

______________________*             Director                                    September 8, 1998
David E. Gooding

______________________*             Director                                    September 8, 1998
Edgar H. Grubb

______________________*             Director                                    September 8, 1998
Frank C. Herringer

______________________*             Director                                    September 8, 1998
Richard N. Latzer

______________________*             Director                                    September 8, 1998
Karen MacDonald

______________________*             Director                                    September 8, 1998
Gary U. Rolle'

_____________________*              Director                                    September 8, 1998
Paul E. Rutledge III

______________________*             Director                                    September 8, 1998
T. Desmond Sugrue

_____________________*              Director                                    September 8, 1998
Bruce A. Turkstra

______________________*             Director                                    September 8, 1998
Nooruddin S. Veerjee

______________________*             Director                                    September 8, 1998
Robert A. Watson







/s/ David M. Goldstein    On September 8, 1998 as Attorney-in-Fact pursuant to
*By: David M. Goldstein  powers of attorney previously filed and filed herewith, and in his own capacity as Vice President.

Exhibit  List
1.   (1)  Certified Copy of Resolution of Board of Directors
     (3) (a) Form of Distribution Agreement
         (b) Form of Sales Agreement
     (5)  Forms of Contract and Riders
     (6)  Organizational documents
     (8)  Form of Participation Agreements
     (9)  Form of Administrative Agreement
     (10) Form of Application
     (11) Procedures Memorandum